RICHARDSON & PATEL, LLP

February 11, 2013

VIA EDGAR

Mr. Scott Anderegg

U.S. Securities and Exchange Commission

Re:  Spindle, Inc. S-8 Registration Statement

Dear Mr. Anderegg:

On January 2, 2013, Spindle, Inc. (the “Company”) filed a registration statement on Form S-8 (SEC registration No. 333-185854), with the understanding that the Company is eligible to use Form S-8, because the Company files reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon further review, it has become apparent that the Company is not currently eligible to use Form S-8 as it does not have shares registered pursuant to Section 12 of the Exchange Act, nor is it currently subject to the reporting requirements of Section 15(d) of the Exchange Act.

Accordingly, the Company will file a request for withdrawal of the Form S-8 registration statement.  Please be advised that, according to the Company’s transfer agent, there has been only one issuance of shares purportedly registered on the Form S-8, which were issued in consideration of legal services not in connection with any capital raising or directly or indirectly promoting or maintaining a market for the Company’s securities, and such shares remain entirely in certificate form.  The certificate will be returned to the Company’s transfer agent for cancellation and returned to treasury.  A new certificate for the same number of shares, dated as of a current date and bearing a restrictive legend, will be issued in lieu of the previously issued certificate.  Please note, an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) was and is available for such issuance under Section 4(2) of the Securities Act, or Rule 506 thereunder, inasmuch as the shares were issued, and will be re-issued, to one accredited investor without any form of general solicitation or general advertising.

Please do not hesitate to contact Kevin Friedmann at (212) 561-5559 should you wish to discuss.

Sincerely,

/s/ Richardson & Patel, LLP